UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Grupo Aval Acciones y Valores individual financial statements for the period ended on March 31, 2014.

Item 1.

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Balance Sheets
For the period ended March 31, 2014
(Stated in millions of Colombian pesos)
Under Col GAAP

		First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)
Assets

Short Term Assets:

Cash	$52,208		52,208
Short term Investments, net	112,813		112,813
Short term loans	477,577		477,577
Deferred charges	248		248
Total Short Term Assets	642,846	0	642,846

Long term Investments, net	12,570,174		12,570,174
Property, plant and equipment, net	624		624
Intangible assets, net	754,101		754,101
Deferred charges	111		111
Reappraisal of assets	11,502,928		11,502,928
Total Long Term Assets	24,827,938	0	24,827,938

Total assets	$25,470,784	0	25,470,784

Debtor Memorandum accounts:

Tax - Debtor	16,081,292		16,081,292
Control Debtors	891,197		891,197
Contingent creditors per contra	3,151,175		3,151,175
Control creditors per contra	875,225		875,225
Tax creditors per contra	17,215,053		17,215,053
Total Memorandum Accounts	$38,213,942	0	38,213,942

Liabilities and Shareholders' Equity

Short Term Liabilities:

Financial obligations	$76,218		76,218
Suppliers	258		258
Accounts payable	634,934		634,934
Taxes, fees and charges	19,888		19,888
Labour obligations	804		804
Estimated liabilities and provisions	2,994		2,994
Other liabilities	1,360		1,360
Total Short Term Liabilities	841,955	0	736,456

Financial Obligations	0		0
Bonds outstanding	618,750		618,750
Total Long Term Liabilities	618,750	0	618,750

Total Liabilities	1,460,705	0	1,355,206

Shareholders' Equity:

Social Capital	20,407		20,407
Capital Surplus	7,553,133		7,553,133
Reserves	3,599,034		3,599,034
Inflation Adjustments	874,470		874,470
Retained Earnings	460,107		460,107
Reappraisal of assets	11,502,928		11,502,928
Total Shareholders' Equity	24,010,079	0	24,010,079

Total Liabilities and Shareholders' Equity
	$25,470,784	0	25,365,285

Creditor Memo Accounts:

Tax debtors per contra	16,081,292		16,081,292
Control debtor per contra	891,197		891,197
Acreedoras de Contingencia	3,151,175		3,151,175
Control creditors	875,225		875,225
Tax creditors	17,215,053		17,215,053

Total Memo Accounts	$38,213,942	0	38,213,942

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statements of Income For the period ended March 31, 2014 (Stated in million of Colombian pesos, except earnings per share) Under Col GAAP

		First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)
Operating Income
Dividends	$363		363
Interest	6,990		6,990
Financial Returns	2,811		2,811
Equity method, net	454,729		454,729
Recovery for equity changes	19,165		19,165
Total Operating Income	484,059	0	484,059

Gross Income	484,059	0	484,059
Operating expenses – Administration and Sales:
Personnel expense	6,468		6,468
Fees	4,038		4,038
Industry and Trade	3,101		3,101
Tax on financial transactions	2,005		2,005
Discountable sales tax	0		0
Leases	190		190
Contributions and memberships	86		86
Insurance	0		0
Services	171		171
Legal expenses	13		13
Maintenance and repairs	19		19
Adaptation and installations	1		1
Travel expenses	80		80
Depreciation	52		52
Amortization of Intangibles	6,021		6,021
Amortization of deferred assets	87		87
Loss (gain) on foreign exchange transactions	6		6
Operating expenses - sales	875		875
Various	108		108
Total operating expenses – administration and sales	23,320	0	23,320

Operating Income	460,739	0	460,739

Non-operating Income
Loss (gain) on foreign exchange transactions	3,051		3,051
Fees	16,533		16,533
Services	1		1
Better uses	0		0
Recoveries	202		202
	19,787	0	19,787
Non-operating expenses
Financial expenses	17,263		17,263
Various	230		230
Loss in equity method by changes in shareholders' equity	605		605
	18,098	0	18,098

Non-operating income, net	1,689	0	1,689
Income before income taxes	462,428	0	462,428
Income tax and other	(2,320)		(2,320)
Net Income	$460,107	0	460,107

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Statement of Cash Flows
For the period ended March 31, 2014
(Stated in million of Colombian pesos)
Under Col GAAP

		First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)
Cash flows from operating activity:
Net Income	$460,106		460,106
Non-controlling interest	0		0

Adjustments for conciliation of net income and net cash from operating activity:
Amortization of goodwill	6,021		6,021
Depreciation of properties, plant and equipment	52		52
Allowance for loans and accounts receivable, net	0		0
Decrease (increase) in trading investments			0
Acquisition of Investments			0
Dividends received during the period	477,520		477,520
Equity Method Income			0
Amortization of deferred charges	87		87
Decrease (Increase) in Accounts Receivable	(263,433)		(263,433)
Reversal on exchange adjustments			0
Increase in Other Assets, net (tax and contributions advances)	(22,352)		(22,352)
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,223)		(2,223)
Equity tax payment	0		0

Net cash from operating activity	655,778	(1,042,459)	(386,681)

Cash Flows from investing activity:
Purchase of properties, plant and equipment	(70)		(70)
Acquisition of controlled companies	(1,473,962)		(1,473,962)
Sale of controlled companies	0		0
Net cash used in investing activities	(1,474,032)	1,473,884	(148)

Cash Flows from financing activity:
Dividends paid	(264,272)		(264,272)
Increase (decrease) in deposits	0		0
Issuance of shares	297,253		297,253
Net cash (used in)/provided by financing activties	32,981	(418,941)	(385,960)

Effect of exchange differences of cash and cash equivalents	1,649		1,649

Decrease in cash and cash equivalents	(783,624)		(783,624)

Cash and cash equivalents at beginning of period	835,832		835,832

Cash and cash equivalent at end of period	$52,208	0	52,208

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Statement of Shareholder´s Equity
For the period ended March 31, 2014
(Stated in million of Colombian pesos)
Under Col GAAP

		EquitySurplus
		Additional			Reserves		Equity		Reappraisal
	Social Capital	paid-in capital	Goodwill	Equity Method	Legal	Occasional	Inflation Adjustments	Net Income	of assets	Shareholders´ Equity

Balance at December 31, 2014	$20,178	5,784,518	0	1,426,345	9,276	3,373,688	874,470	766,063	10,683,671	22,938,209

Constitution of reserves for future distributions						766,063		(766,063)		0
Increase in legal reserve					813	(813)				0
To distribute a cash dividend of $ 4.35 per share and per month during the months of April to September 2014, both months included as well:
Over 20,406,943,099 common and preferred shares subscribed						(550,988)				(550,988)
With benefit:										0
Application of the equity method				45,246						45,246
Issuance of 228,655,784 shares with the right to preferential subscription	229	297,024								297,253
Dividend reversals						995				995
Reapprisal of investments (notes 5 and 10)									819,257	819,257
Net Income								460,107		460,107

Balance at March 31, 2014	20,407	6,081,542	0	1,471,592	10,089	3,588,945	874,470	460,107	11,502,928	24,010,080

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel